SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release 4 May,2004 at 11:15

UPM received an EU Commission Statement of Objection concerning plastic industrial sacks

UPM has received an EU Commission Statement of Objection concerning alleged antitrust activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000 when UPM sold the PE films and sacks business of UPM’s Converting Materials Division to the German company, Rheinische Kunststoffwerke GmbH. The turnover of the transferred business in 1999 was EUR 74 million.

According to the Statement of Objection, the manufacturers of plastic industrial sacks have been involved in allocating markets and fixing prices. UPM will respond to the Statement of Objection as requested by the Commission.

For further information, please contact:

Mr Petri Meurman, Legal Counsel, tel. + 358 40 506 5978

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka

Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila

Olavi Kauppila Senior Vice President, Investor Relations